UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2009

Commission File Number: 001-33632

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

(Translation of registrant’s name into English)

7 Reid Street

4th Floor

Hamilton, HM 11, Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

On October 30, 2009, Brookfield Infrastructure Partners L.P. (the “Partnership”, and along with its related entities, “Brookfield Infrastructure”) priced its previously announced offering of limited partnership units (“LP Units”) that was conducted outside the United States and that was exempt from registration under the Securities Act of 1933, as amended (the “Act”) pursuant to Regulation S under the Act.

Certain information regarding the Partnership and its business that has not been previously publicly reported has been disclosed outside the United States in connection with this offering. These disclosures are attached hereto as Exhibit 99.1. The information disclosed in this report shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and is not otherwise subject to the liabilities of that section.

The LP Units that are being offered exclusively outside the United States in reliance upon Regulation S under the Act have not been, and will not be, registered under the Act and, accordingly, may not be offered or sold in the United States absent registration under the Act or an applicable exemption from the registration requirements.

EXHIBIT LIST

Exhibit	Title

99.1	Disclosure Excerpts

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
by its general partner, BROOKFIELD INFRASTRUCTURE PARTNERS LIMITED

Dated: October 30, 2009	By:	/S/ GREG MORRISON
	Name:	Greg Morrison
	Title:	Vice President